UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No. ___)*

ZYVERSA THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98987D102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98987D102	13G

1		NAMES OF REPORTING PERSONS A.G.P. / Alliance Global Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 849,491 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 849,491 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 849,491 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BD

(1)	Consists of an aggregate of (a) 446,843 shares of common stock, par value $0.0001 per share (the “Common Stock”), and (b) 402,648 shares of Common Stock issuable upon conversion of 4,026 shares of the issuer’s Series B Preferred Stock.
(2)	Percent of class is based on 9,081,922 shares of Common Stock of ZyVersa Therapeutics, Inc. (the “Issuer”) outstanding as of January 24, 2023, as reported by the Issuer in its Form S-1 filed with the Securities and Exchange Commission on February 13, 2023 (the “Form S-1”).

CUSIP No. 98987D102	13G

1		NAMES OF REPORTING PERSONS Alliance Global Holdings, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 849,491 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 849,491 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 849,491 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Consists of an aggregate of (a) 446,843 shares of Common Stock and (b) 402,648 shares of Common Stock issuable upon conversion of 4,026 shares of the issuer’s Series B Preferred Stock.
(2)	Percent of class is based on 9,081,922 shares of Common Stock of the Issuer outstanding as of January 24, 2023, as reported by the Issuer in its Form S-1.

CUSIP No. 98987D102	13G

1		NAMES OF REPORTING PERSONS David Bocchi Family Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 849,491 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 849,491 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 849,491 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consists of an aggregate of (a) 446,843 shares of Common Stock and (b) 402,648 shares of Common Stock issuable upon conversion of 4,026 shares of the issuer’s Series B Preferred Stock.
(2)	Percent of class is based on 9,081,922 shares of Common Stock of the Issuer outstanding as of January 24, 2023, as reported by the Issuer in its Form S-1.

CUSIP No. 98987D102	13G

1		NAMES OF REPORTING PERSONS David A. Bocchi
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 849,491 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 849,491 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 849,491 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of an aggregate of (a) 446,843 shares of Common Stock and (b) 402,648 shares of Common Stock issuable upon conversion of 4,026 shares of the issuer’s Series B Preferred Stock.
(2)	Percent of class is based on 9,081,922 shares of Common Stock of the Issuer outstanding as of January 24, 2023, as reported by the Issuer in its Form S-1.

CUSIP No. 98987D102	13G

1		NAMES OF REPORTING PERSONS Raffaele Gambardella
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 849,491 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 849,491 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 849,491 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of an aggregate of (a) 446,843 shares of Common Stock and (b) 402,648 shares of Common Stock issuable upon conversion of 4,026 shares of the issuer’s Series B Preferred Stock.
(2)	Percent of class is based on 9,081,922 shares of Common Stock of the Issuer outstanding as of January 24, 2023, as reported by the Issuer in its Form S-1.

CUSIP No. 98987D102	13G

1		NAMES OF REPORTING PERSONS Phillip W. Michals
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 849,491 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 849,491 shares (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 849,491 shares (1)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of an aggregate of (a) 446,843 shares of Common Stock and (b) 402,648 shares of Common Stock issuable upon conversion of 4,026 shares of the issuer’s Series B Preferred Stock.
(2)	Percent of class is based on 9,081,922 shares of Common Stock of the Issuer outstanding as of January 24, 2023, as reported by the Issuer in its Form S-1.

CUSIP No. 98987D102	13G

Item 1.

(a) Name of Issuer: ZyVersa Therapeutics, Inc.

(b) Address of Issuer’s Principal Executive Offices: 2200 N. Commerce Parkway, Suite 208, Weston, Florida 33326

Item 2.

(a) Name of Persons Filing:

A.G.P. / Alliance Global Partners, LLC

Alliance Global Holdings, Inc.

David Bocchi Family Trust

David A.Bocchi

Raffaele Gambardella

Phillip W. Michals

(b) Address of Principal Business Office or, if None, Residence:

88 Post Road West, 2nd Floor, Westport, Connecticut 06880

(c) Citizenship:

A.G.P. / Alliance Global Partners, LLC and Alliance Global Holdings, Inc. are organized under the laws of the State of New York.

David Bocchi Family Trust was formed in New York

David A .Bocchi, Raffaele Gambardella and Phillip W. Michals are U.S. citizens

(d) Title and Class of Securities: Common Stock, par value $0.0001 per share

(e) CUSIP No.: 98987D102

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. 98987D102	13G

Item 4. Ownership

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

A.G.P. / Alliance Global Partners, LLC (“AGP”) directly beneficially owns (a) 446,843 shares of Common Stock and (b) 402,648 shares of Common Stock issuable upon conversion of 4,026 shares of the issuer’s Series B Preferred Stock. As the holding company of AGP, Alliance Global Holdings, Inc. may beneficially own such shares of Common Stock of the Issuer. Based on their ownership of Alliance Global Holdings, Inc., David Bocchi Family Trust, David A .Bocchi, Raffaele Gambardella and Phillip W. Michals may beneficially own such shares of Common Stock of the Issuer.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of shares of Common Stock that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8. Identification and classification of members of the group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

KNOW ALL MEN BY THESE PRESENTS, that each person or entity whose signature appears below constitutes and appoints each of Thomas Higgins and David A. Bocchi, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Statement on Schedule 13G and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

A.G.P. / Alliance Global Partners, LLC

By:	/s/ Thomas Higgins
Name:	Thomas Higgins
Title:	Managing Director

Alliance Global Holdings, Inc.

By:	/s/ Thomas Higgins
Name:	Thomas Higgins
Title:	Principal Operations Officer

Raffaele Gambardella

By:	/s/ Raffaele Gambardella

Phillip W. Michals

By:	/s/ Phillip W. Michals
Name:	Phillip W. Michals
Title:	Chief Executive Officer

David Bocchi Family Trust

By:	/s/ David A. Bocchi
Name:	David A. Bocchi
Title:	Trustee

David Bocchi

By:	/s/ David A. Bocchi

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

February 14, 2023

A.G.P. / Alliance Global Partners, LLC

By:	/s/ Thomas Higgins
Name:	Thomas Higgins
Title:	Managing Director

Alliance Global Holdings, Inc.

By:	/s/ Thomas Higgins
Name:	Thomas Higgins
Title:	Principal Operations Officer

Raffaele Gambardella

By:	/s/ Raffaele Gambardella

Phillip W. Michals

By:	/s/ Phillip W. Michals

David Bocchi Family Trust

By:	/s/ David A. Bocchi
Name:	David A. Bocchi
Title:	Trustee

David Bocchi

By:	/s/ David A. Bocchi